July 18, 2018

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:                           Frontier Funds, Inc. (Registration Nos.: 333-7305; 811-07685)
Preliminary Proxy Statement

Dear Ms. Dubey:

The purpose of this letter is to respond to oral comments received from you on Friday, July 6, 2018, regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Frontier Funds, Inc. (the “Company” or “Registrant”) on June 27, 2018.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement.

1.                                      Comment:   In the “Question and Answers” section, the second question indicates that the advisory and subadvisory services to be provided under the new agreements are “substantially similar” to the prior agreements.  Please reconcile this with later disclosure that indicates more specificity has been added with respect to certain services.

Response:   The answer has been revised to indicate that the advisory and subadvisory services are similar and the statement that the level of services provided to the Subadvised Funds will not be reduced has been moved.  In addition, the answer has been revised to state that more specificity has been added to the new agreements regarding applicable services provided by Frontegra and each subadviser.

2.                                      Comment: Question four states that shareholder election of the entire Board will ensure that the Company continues to satisfy the 1940 Act.  Please add disclosure to the proxy statement indicating why the 1940 Act impacts the election of directors.

Response:   Proposal 1 has been revised to indicate that each of the nominees except Mr. Norgaard has previously been elected by shareholders and that under Section 16(a) of the 1940 Act, at least a majority of the directors of an investment company must be elected by shareholders.  The Company has also added disclosure indicating that the Board of

Ms. Anu Dubey

U.S. Securities and Exchange Commission

July 18, 2018

Directors determined to recommend that all directors of the Company be elected or re-elected, as the case may be, by shareholders.

3.                                      Comment: Please add an estimate of the amount to be paid to AST Fund Solutions for proxy solicitation services.

Response:  An estimate of the fees to be payable for proxy solicitation services has been added to the second page of the proxy statement.

4.                                      Comment:  Under “Background to Proposal,” Section 22(c)(6) of Schedule 14A and the case Nexpoint Advisors, LP v. TICC Capital Corp. require disclosure of any material interest, direct or indirect, of any director of the fund company in any material transactions since the beginning of the most recently completed fiscal year or in any material proposed transactions to which the registered investment adviser is a party. Accordingly, please disclose the monetary benefit received by Mr. Forsyth for the sale of the Distributor and Frontier Partners and the monetary benefit to be received from the sale of Frontegra to FNAH.

Response:  The requested disclosure (the monetary amount of the cash consideration and approximate number of shares of MFG to be received by Mr. Forsyth for the sale of Frontegra) has been added to the “Background to Proposal” section.  The amount of the consideration attributable to the sale of the Distributor and Frontier Partners has not been added because the investment adviser was not a party to that part of the transaction.

5.                                      Comment:  Please confirm supplementally that the Board of Directors approved a new Distribution Agreement in accordance with Section 15(b) of the 1940 Act.

Response:  The Board of Directors, including a majority of the Independent Directors, approved a new Distribution Agreement on February 27, 2018, at an in-person meeting in advance of the change of control of the Distributor.

6.                                      Comment:  Under “The Transaction,” please disclose Mr. Forsyth’s ownership interest in both FNAH and MFG as a percentage of outstanding equity.

Response:  The requested disclosure has been added.

7.                                      Comment:  Under “The Transaction,” please clarify whether there was an arrangement for Frontier to provide marketing and consulting services in place before the Transaction was proposed, and please add disclosure to clarify what success fees are.

Response:  The disclosure has been revised to clarify that Frontier provided marketing and consulting services to MFG Asset Management prior to the proposed Transaction, but that the arrangement was revised to include an agreement with the Distributor with respect to referrals to the MFG Funds.  In addition, the reference to success fees has been revised to refer to solicitation fees.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

July 18, 2018

8.                                      Comment: Under “Information on Independent Registered Public Accounting Firm,” with respect to Cohen’s services to Timpani, please add disclosure as to whether the Audit Committee considered whether Cohen’s provision of non-audit services was compatible with the auditor’s independence in accordance with Item 9(e)(8).

Response:  The requested disclosure has been added.

9.                                      Comment: For proposals 2, 3 and 4, please add disclosure about the size and fee rate paid by any other fund advised by the investment adviser that has a similar investment objective as the subject Fund, in accordance with Item 22(c)(10) of Schedule 14A.

Response: The requested disclosure has been added with respect to four series of the Company having the same or similar investment objectives for which Frontegra acts as investment adviser and MFG Asset Management acts as subadviser under Proposal 2, “Information About Frontegra” and Proposal 4, “Information About MFG Asset Management.”  The Registrant further responds by supplementally confirming that Phocas does not serve as an investment adviser or subadviser to any other registered investment companies having the same or similar investment objectives as the Phocas Fund.

10.                               Comment: Proposal 2 states that Frontegra can recoup any expenses or fees it has waived or reimbursed under the advisory agreement within a three year period, and also states that MFG Asset Management will pay or reimburse Frontegra for all reimbursements made under the expense cap agreement.  Please confirm whether Frontegra’s ability to recoup expenses or fees will continue under the new advisory agreement and, if so, it appears that Frontegra could be paid twice (once from a Fund via recoupment and once from MFG Asset Management).  Please change the disclosure and/or explain supplementally to the staff if this is not the case.

Response:  Frontegra’s ability to recoup expenses or fees will continue under the new advisory agreement.  Both the existing and the new subadvisory agreement with MFG Asset Management provide, in substance, that MFG Asset Management will be paid the same amount it paid or reimbursed Frontegra from any recoupment so that MFG is made whole.  Accordingly, Frontegra would not be paid twice because 100% of any recoupment under the new advisory agreement would be paid back to MFG Asset Management.  Proposal 2 has been revised accordingly.

11.                               Comment:  In Proposal 2, Payment of Expenses, please add disclosure explaining how new clarifying provisions added to the New Advisory Agreement compare to the Existing Advisory Agreement.

Response:  The requested disclosure has been added.

12.                               Comment: In Proposal 2, Board Approval and Recommendation, please clarify whether the Board approved the proposed restructuring of the subadvisory fee with MFG Asset

Ms. Anu Dubey

U.S. Securities and Exchange Commission

July 18, 2018

Management or if it should read the proposed increase in subadvisory fee (this also applies to the disclosure on page 17).

Response:  The disclosure has been revised to indicate that the subadvisory fee with MFG Asset Management has been both restructured and increased.

13.                               Comment: In the same section, please revise the disclosure about the Board consideration of the unfair burden component of Section 15(f) so that it is a more affirmative statement.

Response:  Proposal 2 has been revised accordingly.

14.                               Comment:  In the same section, under “Board Considerations Applicable to all Funds — Benefits to Frontegra,” please clarify what is meant by success fees for “new relationships” introduced to the Funds.

Response:  The disclosure has been revised to provide that the Distributor will receive solicitation fees for referrals of new shareholders to the MFG Funds.

15.                               Comment: With respect to Proposal 3, under “Subadvisory Services,” please add disclosure clarifying what the Existing Phocas Agreement said with respect to new clarifying language added to the New Phocas Agreement.

Response:  Disclosure has been added to indicate that this provision was not included in the Existing Phocas Agreement.

16.                               Comment: In the same section, under “Subadvisory Fee,” please clarify what is meant by “Phocas will be paid the same percentage of the recoupment” in the sentence beginning “The New Phocas Agreement provides that during any month in which Frontegra recoups previously waived fees or reimbursed expenses” and explain how this provision is different from the Existing Phocas Agreement.

Response:  Phocas will be reimbursed the same percentage (i.e., 50%) of any amounts recouped by Frontegra as the percentage of the net advisory fee (50%) it is paid as the subadvisory fee.  This provision was not included in the Existing Phocas Agreement because the Existing Phocas Agreement did not require Phocas to share in Frontegra’s expense reimbursements.  The disclosure under “Subadvisory Fee” has been updated accordingly.

17.                               Comment: In the same section, under “Payment of Expenses,” please clarify how the provision regarding Phocas reimbursing Frontegra for 50% of the expenses paid by Frontegra compares to the Existing Phocas Agreement.

Response: The disclosure has been updated to indicate that this provision was not part of the Existing Phocas Agreement.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

July 18, 2018

18.                               Comment:  In the same section, under “Other Provisions,” please explain how these provisions compare to the Existing Phocas Agreement.

Response:  The requested disclosure has been added.

19.                               Comment: Under Proposal 4, “Compensation Paid to MFG Asset Management,” and “Board Approval and Recommendation — Factors Applicable to the Core Infrastructure Fund and the MFG Global Funds,” please explain supplementally and/or revise the disclosure to indicate why the increase in compensation paid to MFG Asset Management is related to the fact that MFG Asset Management’s parent company will become the majority owner of FNAH.

Response:  Under the New MFG Agreement, MFG will provide additional services to the Funds, such as certain administrative and shareholder services.  In addition, MFG Asset Management will assume additional financial obligations under the new ownership structure.  MFG Asset Management’s parent company, MFG, will maintain intercompany expense arrangements between the two firms and has agreed that MFG Asset Management should bear additional costs under the new agreement.  Specifically, the New MFG Agreement provides that MFG Asset Management will pay, or reimburse, Frontegra for all expenses to be reimbursed to a Fund under the expense cap agreement, and will pay, or reimburse, Frontegra for all amounts paid by Frontegra to financial intermediaries for Sub-TA Fees.  MFG Asset Management will also pay, or reimburse, Frontegra for all organizational expenses of new funds subadvised by MFG Asset Management.  In keeping with the greater financial obligations of MFG Asset Management under the new subadvisory agreement as it relates to Frontegra, with whom it will be affiliated, it is appropriate for MFG to receive a higher subadvisory fee.  The corresponding disclosure in the proxy statement has been revised accordingly.  Fees paid by shareholders of the Subadvised Funds will not change.

20.                               Comment:  In the same section, please disclose whether the expense cap agreements set forth in the table will continue after the Transaction.

Response:  The disclosure related to the expense cap agreements was inadvertently included in Proposal 4, “Compensation Paid to MFG Asset Management,” but has been removed from that Proposal since the agreements are between Frontegra and the Company.  However, the existing disclosure relating to the expense cap agreements under Proposal 2, “Compensation Paid to Frontegra” has been revised to indicate that the expense cap agreements will continue after the Transaction through at least October 31, 2020.

21.                               Comment:  In the same section, please add disclosure to clarify Frontegra is not able to collect waived expenses twice.

Response:  The requested disclosure has been added.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

July 18, 2018

22.                               Comment: Under “Additional Information—Voting Information,” please delete the alternate method of adjournment involving a shareholder vote or else add a separate matter to the proxy card regarding adjournments.

Response:  The alternate method of adjournment has been deleted.

23.                               Comment: In the same section, please disclose what is meant by a plurality vote (i.e., in a plurality vote, the candidate receiving the highest number of votes will be elected even if less than a majority).

Response: The requested disclosure has been added under “Additional Information—Voting Information.”

*****

Please call me at (414) 287-9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen R. Drought
Ellen R. Drought

cc:              William D. Forsyth III

Elyce D. Dilworth